                                                                   Exhibit 99.1

FOURTH QUARTER RESULTS                              Wednesday, January 31, 2001
(All amounts in U.S. dollars.
Per share information based on fully diluted shares outstanding unless noted otherwise.
Historical per share information reflects the impact of the December 1999 two-for-one stock split, retroactively applied)



                  CELESTICA ANNOUNCES RECORD FOURTH QUARTER AND
                                YEAR-END RESULTS


                                   HIGHLIGHTS

Fourth Quarter                        1999        2000       Change
--------------                        ----        ----       ------
       Revenue                        $1.6B       $3.4B       +114%
       Adjusted Net Earnings          $41M        $117M       +185%
       Adjusted EPS                   $0.22       $0.52       +136%

Full Year                             1999        2000       Change
---------                             ----        ----       ------
       Revenue                        $5.3B       $9.8B        +84%
       Adjusted Net Earnings          $123M       $304M       +147%
       Adjusted EPS                   $0.71       $1.44       +103%


TORONTO, Canada - Celestica Inc. (NYSE, TSE: CLS), a world leader in electronics manufacturing services (EMS), today announced financial results for the fourth quarter and year ended December 31, 2000.

REVENUE for the three months ended December 31, 2000 was $3,448 million, up 114 per cent from $1,609 million in the fourth quarter of 1999, and up 33 per cent sequentially from the third quarter of 2000. The revenue increase was driven by strong growth in all geographies, strength in key end-markets such as communications and servers, solid performance from recent strategic acquisitions and an improved component environment.

ADJUSTED NET EARNINGS, which exclude the after-tax impact of amortization of intangible assets and integration costs related to acquisitions, increased 185 per cent to $117.0 million, compared to $41.0 million in the fourth quarter of 1999, and up 39 per cent from the third quarter this year. The year-over-year and sequential improvements resulted from the strong revenue growth and continued operating margin expansion in all three of the company's operating geographies.

ADJUSTED NET EARNINGS PER SHARE rose 136 per cent to $0.52 per share compared to $0.22 per share for the same period in 1999 and exceeded revenue growth rates. Sequentially, adjusted net earnings per share rose 33 per cent from the third quarter in 2000.


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


                                       2

NET EARNINGS increased 219 per cent to $83.5 million, or $0.38 per share, compared to $26.2 million or $0.14 per share in the fourth quarter of 1999.

FOR THE FULL YEAR ended December 31, 2000, revenue was $9,752 million, up 84 per cent from $5,297 million in 1999. Adjusted net earnings were $304 million, up 147 per cent from $123.0 million compared to last year. Adjusted net earnings per share were $1.44, up 103 per cent from $0.71 for the same period last year. Net earnings were $206.7 million or $0.99 per share compared to $68.4 million or $0.40 per share last year.

"Celestica's strong fourth quarter results reflect the company's diversified position with its high-quality customer and end-market base, an improved component environment as well as exceptional execution by our global manufacturing teams," said Eugene Polistuk, president and CEO, Celestica Inc. "We are particularly pleased that despite absorbing such significant growth rates in the fourth quarter, Celestica continued to show gains in operating efficiencies reflected in expanding margins, increased working capital velocity and overall improved returns on capital."

"As the company moves forward, we see ongoing strength in outsourcing as customers look to optimize their manufacturing solutions and leverage Celestica's strong global supply chain and advanced technology capabilities. Having virtually achieved our $10 billion revenue target one full-year ahead of plan, we feel we are well on our way to our new interim goal of $20 billion in revenue by 2003."


FORWARD GUIDANCE

The company announced its guidance for both revenue and earnings in 2001. This guidance does not include any impact from acquisitions other than what has already been announced by the company.

FISCAL 2001: The company guidance for revenue for the full year is approximately $12.5-$13.0 billion in 2001 compared to $9.8 billion achieved in 2000. Guidance for adjusted earnings per share in 2001 is approximately $2.05-$2.10 compared to $1.44 achieved in 2000.

FIRST QUARTER 2001: In the first quarter, the company guidance for revenue is approximately $2.6-$2.7 billion. Guidance for adjusted earnings per share is approximately $0.38-$0.40 in the first quarter. The guidance in the first quarter reflects the seasonal sales and earnings pattern the company experiences from the fourth quarter to the first quarter, based on the company's participation in the high-end server and communications end-markets.


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


                                       3

ABOUT CELESTICA
With more than 29,000 employees worldwide, Celestica operates 34 manufacturing and design facilities in the United States, Canada, Mexico, the United Kingdom, Ireland, Italy, the Czech Republic, Thailand, Hong Kong, China, Malaysia and Brazil. Celestica provides a broad range of services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service. Its customers include industry leading original equipment manufacturers (OEMs), primarily in the information technology and communications sectors.

For further information on Celestica, visit its website at http://www.celestica.com.
The company's security filings can also be accessed at http://www.sedar.com and http://www.edgar-online.com.


SAFE HARBOUR AND FAIR DISCLOSURE STATEMENT
STATEMENTS CONTAINED IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISK AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; LOWER-THAN-EXPECTED CUSTOMER DEMAND; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND THE ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT www.sedar.com AND www.edgar-online.com.

AS OF ITS DATE, THIS PRESS RELEASE CONTAINS ANY MATERIAL INFORMATION ASSOCIATED WITH THE COMPANY'S FOURTH QUARTER AND YEAR-END FINANCIAL RESULTS, AND REVENUE AND ADJUSTED EARNINGS GUIDANCE FOR 2001.


Contacts:
Laurie Flanagan                              Paul Carpino
Corporate Communications                     Celestica Investor Relations
(416) 448-2200                               (416) 448-2211
flanagan@celestica.com                       clsir@celestica.com


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


                                       4


CELESTICA INC.
CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) AND RETAINED EARNINGS (DEFICIT) (IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)


                                                         THREE MONTHS ENDED                 YEAR ENDED
                                                            DECEMBER 31,                   DECEMBER 31,
                                                        1999           2000            1999            2000
------------------------------------------------------------------------------------------------------------------
                                                            (UNAUDITED)                      (AUDITED)
REVENUE                                            $   1,608,751  $    3,447,720  $   5,297,233   $   9,752,075
                                                   ---------------------------------------------------------------
                                                   ---------------------------------------------------------------
Gross profit                                       $     120,373  $      248,076  $     382,559   $     688,001

Selling, general and administrative expenses              61,305         109,449        202,215         326,052
Amortization of intangible assets                         13,940          28,761         55,569          88,939
Integration costs related to acquisitions                  4,366           5,690          9,616          16,103
Interest expense (income), net                             2,207          (5,660)        10,669         (18,983)
                                                   ---------------------------------------------------------------
Earnings before income taxes                              38,555         109,836        104,490         275,890
Provision for income taxes                                12,338          26,361         36,064          69,211
                                                   ---------------------------------------------------------------
Net earnings for the period                               26,217          83,475         68,426         206,679

Retained earnings (deficit), beginning of period         (10,009)        137,314        (52,218)         16,208
Convertible debt accretion, net of tax (note 2)                -          (3,277)             -          (5,375)
                                                   ---------------------------------------------------------------
Retained earnings, end of period                   $      16,208  $      217,512  $      16,208   $     217,512
                                                   ---------------------------------------------------------------
                                                   ---------------------------------------------------------------

Earnings per share - basic (1)                     $       0.15   $        0.39   $       0.41    $       1.01
                                                   ---------------------------------------------------------------
                                                   ---------------------------------------------------------------

Earnings per share - fully diluted (1)             $       0.14   $        0.38   $       0.40    $       0.99
                                                   ---------------------------------------------------------------
                                                   ---------------------------------------------------------------

Weighted average number of shares
   outstanding (in 000's) - basic (1)                    176,999         203,220        167,195         199,786
Weighted average number of shares
   outstanding (in 000's) - fully diluted (1)            189,291         228,532        178,428         217,907
                                                   ---------------------------------------------------------------
                                                   ---------------------------------------------------------------

(1)All historical share and per share information has been restated to reflect the effects of the two-for-one stock split on a retroactive basis.

-------------------------------------------------------------------------------


ADJUSTED NET EARNINGS
(IN THOUSANDS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
(UNAUDITED)



                                                             THREE MONTHS ENDED                 YEAR ENDED
                                                                DECEMBER 31,                   DECEMBER 31,
                                                            1999           2000            1999            2000
------------------------------------------------------------------------------------------------------------------
Adjusted net earnings (2)                              $      40,980  $      116,873  $     122,974   $     304,062

Adjusted net earnings per share - basic (1)            $       0.23   $        0.56   $       0.74    $       1.50

Adjusted net earnings per share - fully diluted (1)    $       0.22   $        0.52   $       0.71    $       1.44

(1)All historical share and per share information has been restated to reflect the effects of the two-for-one stock split on a retroactive basis.
(2)Adjusted net earnings exclude the after-tax effect of integration costs related to acquisitions and amortization of intangible assets.
-------------------------------------------------------------------------------


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


                                       5


CELESTICA INC.
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF U.S. DOLLARS)



                                                         AS AT DECEMBER 31,
                                                      1999              2000
  -----------------------------------------------------------------------------
                                                             (AUDITED)
  ASSETS
  Current assets
     Cash and short-term investments               $   371,522     $   883,757
     Accounts receivable                               700,775       1,785,716
     Inventories                                       722,333       1,664,304
     Other assets                                       56,683         187,187
                                              ---------------- ----------------
                                                     1,851,313       4,520,964
  Capital assets                                       365,447         633,438
  Intangible assets                                    367,553         578,272
  Other assets                                          71,277         205,311
                                              ---------------- ----------------
                                                   $ 2,655,590     $ 5,937,985
                                              ---------------- ----------------
                                              ---------------- ----------------
  LIABILITIES AND SHAREHOLDERS' EQUITY
  Current liabilities
     Accounts payable and accrued liabilities      $   841,467     $ 2,249,342
     Deferred income taxes                               6,997           7,702
     Current portion of long-term debt                   2,654           1,364
                                              ---------------- ----------------
                                                       851,118       2,258,408
  Long-term debt                                       131,543         130,581
  Other liabilities                                     14,788          79,727
                                              ---------------- ----------------
                                                       997,449       2,468,716
  Shareholders' equity
     Convertible debt (note 2)                               -         860,547
     Capital stock (note 3)                          1,646,077       2,395,414
     Retained earnings                                  16,208         217,512
     Foreign currency translation adjustment            (4,144)         (4,204)
                                              ---------------- ----------------
                                                     1,658,141       3,469,269
                                              ---------------- ----------------
                                                   $ 2,655,590     $ 5,937,985
                                              ---------------- ----------------
                                              ---------------- ----------------


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


                                       6


CELESTICA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF U.S. DOLLARS)




                                                      THREE MONTHS ENDED                  YEAR ENDED
                                                         DECEMBER 31,                    DECEMBER 31,
                                                     1999            2000            1999            2000
----------------------------------------------------------------------------------------------------------------
                                                          (UNAUDITED)                      (AUDITED)
CASH PROVIDED BY (USED IN)
OPERATIONS
  Net earnings for the period                   $      26,217   $      83,475   $      68,426   $     206,679
  Items not affecting cash:
    Depreciation and amortization                      35,921          66,916         126,544         212,500
    Other                                               6,644           5,465           2,342         (15,253)
                                                ----------------------------------------------------------------
  Cash from earnings                                   68,782         155,856         197,312         403,926
  Non-cash working capital changes                   (130,434)         (2,534)       (291,669)       (489,052)
                                                ----------------------------------------------------------------
                                                      (61,652)        153,322         (94,357)        (85,126)

INVESTING
  Acquisitions, net of cash acquired                  (50,892)        (12,024)        (64,778)       (634,684)
  Purchase of capital assets                          (56,621)       (118,844)       (211,831)       (282,780)
  Other                                                   818         (81,893)           (648)        (59,511)
                                                ----------------------------------------------------------------
                                                     (106,695)       (212,761)       (277,257)       (976,975)

FINANCING
  Bank indebtedness                                         -               -               -          (8,631)
  Repayment of long-term debt                          (1,615)         (2,252)         (9,978)         (2,252)
  Issuance of share capital                           488,320             784         758,176         766,583
  Share issue costs                                   (21,534)              -         (34,271)        (26,788)
  Deferred financing costs                               (234)            (29)         (1,495)           (143)
  Issuance of convertible debt                              -               -               -         862,865
  Convertible debt issue costs                              -               -               -         (19,405)
  Other                                                 1,485           2,199          (1,017)          2,107
                                                ----------------------------------------------------------------
                                                      466,422             702         711,415       1,574,336

INCREASE (DECREASE) IN CASH                           298,075         (58,737)        339,801         512,235
CASH, BEGINNING OF PERIOD                              73,447         942,494          31,721         371,522
                                                ----------------------------------------------------------------
CASH, END OF PERIOD                             $     371,522   $     883,757   $     371,522   $     883,757
                                                ----------------------------------------------------------------
                                                ----------------------------------------------------------------

SUPPLEMENTAL INFORMATION
  Paid during the period
    Interest                                    $       8,007   $       7,893   $      17,240   $      15,944
    Taxes                                       $       8,697   $      14,234   $      26,080   $      55,019

NON-CASH FINANCING ACTIVITIES
   Convertible debt accretion, net of tax       $           -   $       3,277   $           -   $       5,375


Cash is comprised of cash and short-term investments.


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


                                       7


CELESTICA INC.
NOTES TO CONSOLIDATED STATEMENTS
(IN THOUSANDS OF U.S. DOLLARS)

1.   SEGMENTED INFORMATION:

     The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings before interest, amortization of intangible assets, income taxes, integration costs related to acquisitions and other charges). The Company monitors enterprise-wide performance based on adjusted net earnings, which is calculated as net earnings before amortization of intangible assets, and integration costs related to acquisitions, net of related income taxes. Inter-segment transactions are reflected at market value.

     The following is a breakdown of: revenue, EBIAT, adjusted net earnings and total assets by operating segment. Certain comparative information has been restated to reflect changes in the management of operating segments.



                                                          THREE MONTHS ENDED                   YEAR ENDED
                                                             DECEMBER 31,                     DECEMBER 31,
                                                         1999            2000             1999            2000
     ---------------------------------------------- --------------- ---------------- --------------- ----------------
                                                              (UNAUDITED)                       (AUDITED)
     REVENUE
     Americas (1)                                   $   1,060,061   $   2,048,442    $   3,587,587   $   6,272,362
     Europe                                               355,469       1,186,142        1,108,615       2,823,268
     Asia                                                 230,151         408,790          710,164       1,141,925
     Elimination of inter-segment revenue                 (36,930)       (195,654)        (109,133)       (485,480)
                                                    --------------- ---------------- --------------- ----------------
                                                    $   1,608,751   $   3,447,720    $   5,297,233   $   9,752,075
                                                    --------------- ---------------- --------------- ----------------
                                                    --------------- ---------------- --------------- ----------------

     EBIAT
     Americas                                       $      32,160   $      71,078    $     114,168   $     202,376
     Europe                                                17,494          53,309           42,840         121,144
     Asia                                                   9,414          14,240           23,336          38,429
                                                    --------------- ---------------- --------------- ----------------
     EBIAT                                                 59,068         138,627          180,344         361,949

     Interest income (expense), net                        (2,207)          5,660          (10,669)         18,983
     Amortization of intangible assets                    (13,940)        (28,761)         (55,569)        (88,939)
     Integration costs related to acquisitions             (4,366)         (5,690)          (9,616)        (16,103)
                                                    --------------- ---------------- --------------- ----------------
     Earnings before income taxes                   $      38,555   $     109,836    $     104,490   $     275,890
                                                    --------------- ---------------- --------------- ----------------
                                                    --------------- ---------------- --------------- ----------------

     ADJUSTED NET EARNINGS                          $      40,980   $     116,873    $     122,974   $     304,062
                                                    --------------- ---------------- --------------- ----------------
                                                    --------------- ---------------- --------------- ----------------



                                                                                           AS AT DECEMBER 31,
                                                                                          1999            2000
                                                                                     --------------- ----------------
                                                                                                (AUDITED)
     TOTAL ASSETS
     Americas                                                                        $   1,755,682   $   3,444,528
     Europe                                                                                519,204       1,904,731
     Asia                                                                                  380,704         588,726
                                                                                     --------------- ----------------
                                                                                     $   2,655,590   $   5,937,985
                                                                                     --------------- ----------------
                                                                                     --------------- ----------------

   (1) Revenue from Canadian operations was $568,398 and $815,559 for the three months ended December 31, 1999 and 2000, respectively and $2,226,978 and $3,006,576 for the year ended December 31, 1999 and 2000, respectively.


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


                                       8


CELESTICA INC.
NOTES TO CONSOLIDATED STATEMENTS
(IN THOUSANDS OF U.S. DOLLARS)

2.   CONVERTIBLE DEBT:

     In August 2000, Celestica issued Liquid Yield Option Notes (LYONs) with a principal amount at maturity of $1,813,550, payable August 1, 2020. The Company received gross proceeds of $862,865 and incurred $12,493 in underwriting commissions, net of tax of $6,912. No interest is payable on the LYONs and the issue price of the LYONs represents a yield to maturity of 3.75%. The LYONs are subordinated in right of payment to all existing and future senior indebtedness of the Company.

     The LYONs are convertible at any time at the option of the holder, unless previously redeemed or repurchased, into 5.6748 subordinate voting shares for each $1 principal amount at maturity. Holders may require the Company to repurchase all or a portion of their LYONs on August 2, 2005, August 1, 2010 and August 1, 2015 and the Company may redeem the LYONs at any time on or after August 1, 2005 (and, under certain circumstances, before that date). The Company is required to offer to repurchase the LYONs if there is a change in control or a delisting event. Generally, the redemption or repurchase price is equal to the accreted value of the LYONs. The Company may elect to pay the principal amount at maturity of the LYONs or the repurchase price that is payable in certain circumstances, in cash or subordinate voting shares or any combination thereof.

     Pursuant to Canadian GAAP, the LYONs are recorded as an equity instrument and bifurcated into a principal equity component (representing the present value of the notes) and an option component (representing the value of the conversion features of the notes). The principal equity component is accreted over the 20-year term through periodic charges to retained earnings.

3.   OUTSTANDING SHARES:

     As at December 31, 2000, Celestica had outstanding 39,065,950 multiple voting shares, 164,320,437 subordinate voting shares and 17,153,891 options to acquire subordinate voting shares under Celestica's employee incentive plans. The multiple voting shares are convertible into subordinate voting shares on a one-for-one basis. In August 2000, Celestica issued LYONs (see note 2) which are convertible into 5.6748 subordinate voting shares of Celestica for each $1 principal amount at maturity or 10,291,534 subordinate voting shares.

4.   SUBSEQUENT EVENT:

     In December 2000, the Company entered into agreements with Motorola Inc. of Schaumburg, Illinois to purchase the manufacturing assets in Dublin, Ireland and Mount Pleasant, Iowa. The purchase price is estimated to be approximately $70,000. At the same time, the Company entered into a strategic supply agreement. This acquisition is expected to close in the first quarter of 2001.